UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 29, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

Metso to supply a fine paper production line to Portucel Group in Portugal
(Helsinki, Finland, October 29, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply an uncoated fine paper production line to Portucel Group. The new line will be located in the group’s Setúbal mill in Portugal. The start-up of the production is scheduled for the third quarter of 2009. The value of the order is not disclosed. The market value of these types of fine paper production lines is approx. EUR 150 — 200 million, depending on the scope of delivery.
Metso’s delivery will include a complete OptiConcept paper machine line from headbox to roll handling, with related air systems and some stock preparation equipment. The paper machine, which will have a wire width of 11.1 m, will produce close to 500,000 tonnes of uncoated fine papers annually. Metso Automation will supply an extensive automation package, which includes machine controls with runnability and condition monitoring systems.
The Portucel Group, with a net sales of approximately EUR 1.1 billion, has three mills producing pulp and paper, situated at Setúbal, Figueira da Foz and Cacia. The Setúbal mill currently houses three uncoated woodfree paper machines with a total capacity of 275,000 t/a and a 500,000 t/a bleached eucalyptus pulp mill. The new machine will boost Portucel’s total uncoated fine paper capacity to over 1.5 million t/a.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Pertti Soikkanen, Senior Vice President, Key Customer Accounts, Metso Paper,
tel. +358 40 546 0002
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
Metso Corporation
Olli Vaartimo
Executive Vice President and CFO
Kati Renvall
Vice President,
Corporate Communications

distribution:
Helsinki Stock Exchange
New York Stock Exchange
Media
www.metso.com

SIGNATURES
Date October 29, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation